December 5, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Angela Crane, Branch Chief
Jay Webb, Reviewing Accountant
Eric Atallah, Staff Accountant

                       Re: eMagin Corporation
                              Form 10-KSB/A for the fiscal year ended December 31, 2004
                              Forms 10-QSB/A for the quarterly periods ended March 31, June 30, and September 30, 2004
                              File No. 001-15751

Ladies and Gentlemen:

On behalf of eMagin Corporation (“eMagin” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of November 21, 2005.

Form 10-KSB for the year ended December 31, 2004 and Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and September 30, 2004

1.
Please refer to prior comment 2. We note your revised disclosure that “based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified m the Commission’s rules and forms. We further note in your revised disclosures, “that our disclosure controls and procedures were not effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”  Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Response:

We have received and reviewed the comment set forth in your letter dated November 21, 2005. Based upon a review of your comment and the disclosure that was set forth in the Company’s filings regarding its controls and procedures, we respectfully do not agree that it remains unclear whether the Company’s chief executive officer and chief financial officer have concluded that the Company’s disclosure controls and procedures are effective. Accordingly, for the reasons set forth below, we do not believe that any further revision to the Company’s disclosure is necessary or appropriate. Specifically, the revised disclosure in each of the respective filings contains the following statements:

(1)
The first paragraph under the section entitled “Evaluation of Disclosure Controls and Procedures” states that “[a]s of the end of the period covered by this report [the Company] conducted an evaluation” and that ‘[b]ased upon this evaluation, [the Company’s] chief executive officer and chief financial officer concluded that [the Company’s] disclosure controls and procedures are effective ….”

(2)
The second paragraph under the section entitled “Evaluation of Disclosure Controls and Procedures” states that in March 2005 (in connection with the audit of this annual report on Form 10-KSB for the year ended December 31, 2004), the Company determined that the accounting treatment for certain transactions that were completed during the year ended December 31, 2004 should have been different and required the Company to restate its financial information for each of the quarters ended March 31, 2004, June 30, 2004, and September 30, 2004, and that based upon such subsequent restatements, management determined that “[the Company’s] disclosure controls and procedures were not effective as of the end of the period covered by this report…”; and

(3)
The second paragraph under the section entitled “Changes in internal controls” states that the Company has engaged certain new personnel which enhance the Company’s ability to meet its financial and other reporting obligations as well as strengthen its disclosure controls and procedures, and that, as a result, the Company’s disclosure controls and procedures are currently effective.

Based upon the foregoing, the Company respectfully believes that the disclosure is an accurate assessment of management’s conclusions as of each of the periods for which such statements are made, and that they provide any reader with a complete and accurate chronology of management’s determinations regarding the Company’s disclosure controls and procedures as of the time that each of the statements and filings were made. Further, the Company respectfully submits that such chronology is material disclosure that is important to an understanding of these events. Additionally, the Company believes that the language used is not qualified as to management’s determinations regarding the Company’s disclosure controls and procedures at the times that such determinations were made, but rather that such language states, as set forth above, a chronology of management’s determinations. Finally, the Company has stated that, as a result of the changes in its internal controls, its disclosure controls and procedures are currently effective.

For all of the foregoing reasons, the Company respectfully requests that it not be required to further amend its periodic reports for 2004 and hopes that it has satisfied all of the Commission’s comments with respect thereto. In the event that the Commission believes that the Company should amend its periodic reports for 2004 in connection with its controls and procedures disclosure, kindly contact the undersigned so that we may further discuss any specific issues that need to be addressed.

In addition to the foregoing, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman